UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 7, 2022, Frontline Ltd. (the “Company”) and Euronav NV (“Euronav”) issued a press release announcing the signing of a term sheet on a potential stock-for-stock combination between the Company and Euronav. A copy of the press release is attached as Exhibit 1 to this report on Form 6-K.

The information contained in this report on Form 6-K (and the exhibit attached hereto), excluding the commentary of John Fredriksen, Lars Barstad, Carl Steen and Hugo De Stoop, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: April 7, 2022	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

COMBINATION BETWEEN FRONTLINE LTD. AND EURONAV NV

Creating a global leader in the oil tanker industry

HAMILTON, Bermuda and ANTWERP, Belgium, April 7, 2022 –Frontline Ltd. (“FRO” or “Frontline”) (NYSE: FRO - OSE: FRO) and Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) are pleased to announce that the companies have signed a term sheet that has been unanimously approved by their Board of Directors and Supervisory Board, respectively, on a potential stock-for-stock combination between the two companies, based on an exchange ratio of 1.45 FRO shares for every EURN share resulting in Euronav and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined group. It is anticipated that Euronav will pay total dividends of up to 12 cents before the closing of the business combination with no impact on the exchange ratio.
If the combination materializes, the combined group would continue under the name Frontline and would continue to operate from Belgium, Norway, UK, Singapore, Greece and the US. The combined group will be headed by Mr. Hugo De Stoop as the Chief Executive Officer and the Board of Directors of the combined group is expected to consist of seven members, including three current independent Euronav Supervisory Board members, two nominated by Hemen Holding Limited (“Hemen”) and two additional new independent directors. Frontline's largest shareholder Hemen, and related companies owning shares in Euronav, have committed to support the potential transaction.
Commenting on the possible combination, Mr. John Fredriksen said: “A combination of Frontline and Euronav would establish a market leader in the tanker market and position the combined group for continued shareholder value creation in addition to significant synergies. The new Frontline would be able to offer value enhancing services for our customers and increase fleet utilisation and revenues which would benefit all stakeholders. I am very excited and give my full support and commitment to this combined platform”.

A combination would create a leading global independent oil tanker operator, with:
-	A market capitalization of more than USD 4.2 billion based on market values of the respective companies as of 6 April 2022
-	Leading global tanker market participation with 69 VLCC and 57 Suezmax vessels, and 20 LR2/Aframax vessels
-	A strong balance sheet and access to attractive financing, supporting industry leading operational break-even levels for the combined fleet
-	Leading combined expertise in the shipping industry with the ability to attract and retain world-class talent
-	Significant benefits arising from a larger combined fleet leading to, among other benefits, improved overall utilization and cost synergies which will lead to uplifted shareholder value
-	Significant synergies related to SG&A and other savings expected to be extracted from the combined entity; and
-	Leadership in sustainable shipping, aiming for the highest ESG standards in the industry
A combination between Frontline and Euronav would bring together two complementary platforms in a highly competitive environment. The two organisations would create a single best-in-class, highly competent and experienced team. The enlarged fleet would enable the combined group to provide better service to customers on a global basis. Additionally, and in view of rapid technological changes, including digitalization and new “low carbon fuels” adoption, the combined group would be able to mobilise more resources and achieve meaningful scale to meet these challenges and opportunities from the energy transition.
Mr. Lars H. Barstad, CEO of Frontline said: “Frontline believes this transaction would form a powerful combination at an exciting point in the cycle. The combination would create a strong platform to further enhance shareholder value for our investors.”
Mr. Carl Steen, Chairman of Euronav said: “A transaction between Frontline and Euronav is expected to deliver real value for both sets of shareholders. The financial strength of the combined group, with a strong leadership team, would make the combined entity well placed to maximize value throughout the tanker market cycle.”
Mr. Hugo De Stoop, CEO of Euronav said: “This transaction would mark an exciting development for the tanker industry, creating a leading tanker company which would be positioned to serve the needs of customers, support partners and drive technology and sustainability initiatives to lead the energy transition.”
A combination remains subject to agreement on a transaction structure, confirmatory due diligence, agreement on the terms and conditions of the potential combination agreement, applicable board, shareholder, customer, lender and/or regulatory approvals, employee consultations and other customary completion conditions.
Frontline and Euronav are working diligently to agree on and finalise an appropriate transaction structure for the potential business combination. It is premature to guide the market on when such combination can be completed and there can be no assurance that a definitive agreement will be reached between the parties, and the consummation of any transaction is subject to several conditions as set forth above. Frontline and Euronav will update all stakeholders on any future developments in accordance with applicable regulations.

Advisors
Lazard is serving as financial advisor to Euronav. Advokatfirmaet Schjødt AS, Allen & Overy LLP, Seward & Kissel LLP and MJM Limited are serving as legal counsel to Frontline in connection with the combination. KPMG is advising Frontline on tax related matters. Freshfields Bruckhaus Deringer LLP is serving as legal counsel to Euronav. ABG Sundal Collier ASA is serving as financial advisor to Frontline and DNB Markets, a part of DNB Bank ASA, has acted as financial advisor to the independent part of the Frontline Board.
April 7, 2022
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline and Euronav desire to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management's examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies' control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group's operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies' operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies' vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline's and Euronav's filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.
You are cautioned not to place undue reliance on Frontline’s and Euronav's forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.
The information included in this announcement is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act. The announcement is made by the contact person.

IMPORTANT INFORMATION FOR INVESTORS
This announcement is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline and/or Euronav may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the SEC regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.
You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC's website at www.sec.gov.
In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:
Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: Lars.Barstad@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

NO OFFER OR SOLICITATION
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
About Frontline Ltd.
Frontline is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet consists of 19 VLCCs (with further six due for delivery in 2022), 27 Suezmaxes and 18 LR2 tankers.
About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 41 VLCCs (with further three under construction), 27 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) with a further three under construction and 2 FSO vessels under long term contract.